Exhibit 99.1

On July 8, 2022, Ardagh Metal Packaging S.A. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”) by way of proxy without physical presence of shareholders in accordance with the Luxembourg law of September 23, 2020 as amended.  At the EGM, the Company’s shareholders voted on three proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on June 17, 2022 and available on the Company’s website (the “Proxy Statement”). Each of the three proposals was approved at the EGM by an affirmative vote of at least two-thirds of the votes validly cast by the shareholders entitled to vote at the EGM.  The percentage of the number of votes cast as “for” each proposal exceeded 84%.

1.	Amendment of the Articles of Association of the Company and restructuring of the share capital of the Company to rename the shares in issue as Ordinary Shares and create a new class of redeemable preferred shares, with the rights set out in the amended Articles of Association. The amendments to the Articles of Association are included as Exhibit A to the Proxy Statement and available to the shareholders on the Company’s website and at the registered office of the Company.
2.	Renewal and extension of the authorization granted to the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the shareholders’ preferential subscription right, during a period of five years ending on the fifth anniversary of the EGM and amendment to article 7.3 of the Articles of Association accordingly.
3.	Renewal and extension of the authorization granted to the Board of Directors to purchase, acquire or receive the Company’s own shares for cancellation or hold them as treasury shares during a period of five years ending on the fifth anniversary of the EGM and amendment to article 8 of the Articles of Association accordingly.